UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________________________________

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

______________________________________________

Proteo, Inc.
(Name of the Issuer and Name of Person Filing Statement)
______________________________________________

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74369R100

(CUSIP Number of Class of Securities)

Oliver Wiedow

President, Chief Executive Officer and Chief Financial Officer

Proteo, Inc.

2102 Business Center Drive

Irvine, California 92612
(949) 253-4155

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of the Person Filing Statement)

With copies to:

Serge Pavluk, Esq.

Kevin Zen, Esq.

Snell & Wilmer L.L.P.

350 South Grand Avenue, 31st Floor

Los Angeles, California 90071-3406

(213) 929-2500
______________________________________________

This statement is filed in connection with (check the appropriate box):

a. [X]	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. [_]	The filing of a registration statement under the Securities Act of 1933.
c. [_]	A tender offer.
d. [_]	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [X]

Check the following box if the filing is a final amendment reporting the results of the transaction. [_]

Calculation of Filing Fee

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$21,101	$3

* Calculated solely for the purposes of determining the filing fee. The transaction valuation assumes the payment for 703,350 shares of common stock of the Company at $0.03 per share in cash in lieu of issuing fractional shares to holders in connection with the Company’s proposed reverse stock split.

** The filing fee is calculated in accordance with Rule 0-11(b) by multiplying the Transaction Valuation by 0.0001298.

[X] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3

Form or Registration No.: Schedule 13E-3 (File No. 005-61897)

Filing Party: Proteo, Inc.

Date Filed: May 7, 2020

Introduction

This Amendment No. 1 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, the “Schedule 13E-3”), is being filed by Proteo, Inc., a Nevada corporation (the “Company”), in connection with a proposed going private transaction. At a special meeting of stockholders, the Company’s stockholders of record will vote upon a proposal to amend the Company’s Articles of Incorporation to effect a 1-for-2,000 reverse stock split of the Company’s common stock, par value $0.001 per share (the “Common Stock”), which would result in (i) holdings prior to such split of fewer than 2,000 shares of Common Stock being converted into a fractional share, which will then be immediately cancelled and converted into a right to receive the “Cash-Out-Payment” as described in the Proxy Statement (defined below), and (ii) the Company having fewer than 500 stockholders of record, allowing the Company to deregister its Common Stock under the Securities Exchange Act of 1934 (the “Exchange Act”), and avoid the costs associated with being a public reporting company.

Stockholders holding 2,000 shares or more prior to the reverse stock split will remain stockholders of the Company after the reverse stock split (“Continuing Stockholders”). Continuing Stockholders who would otherwise hold fractional shares because the number of shares of Common Stock they hold before the reverse stock split is not evenly divisible by the split ratio will be entitled to receive the “Continuing Fractional Payment” as described in the Proxy Statement in lieu of receiving a fractional post-split share.

This Schedule 13E-3 is being filed with the U.S. Securities and Exchange Commission (the “SEC”) concurrently with the filing of the Company’s definitive proxy statement on Schedule 14A (the “Proxy Statement”), pursuant to Regulation 14A under the Exchange Act. The information contained in the Proxy Statement, including all appendices thereto, is expressly incorporated herein by reference and the responses to each item of this Schedule 13E-3 are qualified in their entirety by reference to the information contained in the Proxy Statement. Capitalized terms used and not otherwise defined herein have the meanings ascribed to such terms in the Proxy Statement.

ITEM 1. SUMMARY TERM SHEET.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “Summary of Terms of Reverse Stock Split”

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) Name and Address. The name of the subject Company is Proteo, Inc., a Nevada corporation. The Company’s principal executive offices are located at 2102 Business Center Drive, Irvine, California 92612. The Company’s telephone number is (949) 253-4155.

(b) Securities. The subject class of equity securities to which this Schedule 13E-3 relates is the Company’s Common Stock, par value $0.001 per share, of which 33,379,350 shares were outstanding as of April 30, 2020.

(c) Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “Special Factors—Trading Market and Price”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “Special Factors—Dividends”

(e) Prior Public Offerings.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “Special Factors—Prior Public Offerings”

(f) Prior Stock Purchases.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “Special Factors—Prior Stock Purchases”

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ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address. The filing person, the Company, is also the subject company, with its address and telephone number provided in Item 2(a) above.

Board of Directors of the Company

Oliver Wiedow

Jork von Reden

Hartmut Weigelt

Executive Officers of the Company

Oliver Wiedow

Birge Bargmann (CEO of Proteo Biotech AG)

Juergen Paal (COO of Proteo Biotech AG)

The address of each director and executive officer of the Company is c/o Proteo, Inc., 2102 Business Center Drive, Irvine, California 92612.

The Company considered a number of factors in determining whether its executive officers and directors and holders of more than 10% of its Common Stock (together, the “affiliates”) are engaged in the going private transaction. In particular, the Company determined that there will be no special treatment for affiliates in the transaction. In addition, the Company is paying for the expenses in connection with the reverse stock split, including the Cash-Out Payment. Lastly, the impact of the reverse stock split on the percentage ownership of Continuing Stockholders, including any affiliates, will be negligible. Accordingly, the affiliates are not deemed to be engaged in the transaction and, thus, are not required to file a Schedule 13E-3 in connection with the transaction.

(b) Business and Background of Entities. Not applicable.

(c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “Special Factors—Certain Information Concerning the Company’s Directors and Executive Officers”

ITEM 4. TERMS OF THE TRANSACTION.

(a) Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary of Terms of Reverse Stock Split”
•	“Special Factors”
•	“Proposal No. 1: Approval of Amendment to the Articles of Incorporation to Effect the Reverse Stock Split”

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Principal Effects of the Reverse Stock Split”
•	“Special Factors—Treatment of Fractional Shares”
•	“Special Factors—Fairness of the Reverse Stock Split”
•	"Special Factors—Disadvantages of the Reverse Stock Split"
•	“Special Factors—Material U.S. Federal Income Tax Consequences of the Reverse Stock Split”

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “Special Factors—Dissenters Rights”

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(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “Special Factors—Fairness of the Reverse Stock Split”

(f) Eligibility for Listing or Trading. Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) Transactions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “Special Factors—Past Contacts, Transactions, Negotiations and Agreements”

(b) Significant Corporate Events.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “Special Factors—Past Contacts, Transactions, Negotiations and Agreements”

(c) Negotiations or Contacts. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “Special Factors—Past Contacts, Transactions, Negotiations and Agreements”

(e) Agreements involving the Company’s Securities. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “Special Factors—Past Contacts, Transactions, Negotiations and Agreements”

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “Special Factors—Treatment of Fractional Shares”

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Board Deliberations”
•	“Special Factors—Purpose of the Reverse Stock Split”
•	“Special Factors—Principal Effects of the Reverse Stock Split”
•	“Special Factors—Treatment of Fractional Shares”
•	“Special Factors—Advantages of the Reverse Stock Split”
•	“Special Factors—Disadvantages of the Reverse Stock Split”
•	“Special Factors—Fairness of the Reverse Stock Split”
•	“Special Factors—Accounting Consequences”
•	“Special Factors—Conduct of Our Business after the Reverse Stock Split”

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Board Deliberations”
•	“Special Factors—Purpose of the Reverse Stock Split”
•	“Special Factors—Principal Effects of the Reverse Stock Split”
•	“Special Factors—Advantages of the Reverse Stock Split”
•	“Special Factors—Fairness of the Reverse Stock Split”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Board Deliberations”
•	“Special Factors—Alternatives Considered”

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(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Board Deliberations”
•	“Special Factors—Purpose of the Reverse Stock Split”
•	“Special Factors—Principal Effects of the Reverse Stock Split”
•	“Special Factors—Treatment of Fractional Shares”
•	“Special Factors—Advantages of the Reverse Stock Split”
•	“Special Factors—Disadvantages of the Reverse Stock Split”
•	“Special Factors—Alternatives Considered”
•	“Special Factors—Fairness of the Reverse Stock Split”
•	“Special Factors—Conduct of Our Business after the Reverse Stock Split”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Board Deliberations”
•	“Special Factors—Principal Effects of the Reverse Stock Split”
•	“Special Factors—Treatment of Fractional Shares”
•	“Special Factors—Advantages of the Reverse Stock Split”
•	“Special Factors—Disadvantages of the Reverse Stock Split”
•	“Special Factors—Exchange of Stock Certificate”
•	“Special Factors—Effect on Beneficial Owners”
•	“Special Factors—Effect on Registered Book-Entry Holders”
•	“Special Factors—Accounting Consequences”
•	“Special Factors—Sources of Funds and Expenses”
•	“Special Factors—Conduct of Our Business after the Reverse Stock Split”
•	“Special Factors—Material U.S. Federal Income Tax Consequences of the Reverse Stock Split”

ITEM 8. FAIRNESS OF THE TRANSACTION.

(a) Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Board Deliberations”
•	“Special Factors—Fairness of the Reverse Stock Split”

(b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Board Deliberations”
•	“Special Factors—Purpose of the Reverse Stock Split”
•	“Special Factors—Principal Effects of the Reverse Stock Split”
•	“Special Factors—Treatment of Fractional Shares”
•	“Special Factors—Advantages of the Reverse Stock Split”
•	“Special Factors—Disadvantages of the Reverse Stock Split”
•	“Special Factors—Alternatives Considered”
•	“Special Factors—Fairness of the Reverse Stock Split”

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(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Fairness of the Reverse Stock Split”
•	“Proposal No. 1: Approval of Amendment to the Articles of Incorporation to Effect the Reverse Stock Split—Required Vote”

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “Special Factors—Fairness of the Reverse Stock Split”

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Overview”
•	“Special Factors—Board Deliberations”
•	“Special Factors—Fairness of the Reverse Stock Split”

(f) Other Offers. None.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a) Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “Special Factors—Fairness of the Reverse Stock Split”

(b) Preparer and Summary of the Report, Opinion or Appraisal.  Not applicable.

(c) Availability of Documents.  Not applicable.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “Special Factors—Sources of Funds and Expenses”

(b) Conditions. Not applicable.

(c) Expenses. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “Special Factors—Sources of Funds and Expenses”

(d) Borrowed Funds.  Not applicable.

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ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Security Ownership. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “Security Ownership of Certain Beneficial Owners and Management”

(b) Securities Transactions.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “Special Factors—Past Contacts, Transactions, Negotiations and Agreements”

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

(d) Intent to tender or vote in a going-private transaction. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “Special Factors—Principal Effects of the Reverse Stock Split—Effects of the Reverse Stock Split on Our Affiliates”

(e) Recommendations of Others.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Board Deliberations”
•	“Special Factors—Purpose of the Reverse Stock Split”
•	“Special Factors—Principal Effects of the Reverse Stock Split”
•	“Special Factors—Advantages of the Reverse Stock Split”
•	“Special Factors—Fairness of the Reverse Stock Split”
•	“Special Factors—Recommendation of the Board”
•	“Proposal No. 1: Approval of Amendment to the Articles of Incorporation to Effect the Reverse Stock Split—Recommendation of the Board”

ITEM 13. FINANCIAL STATEMENTS.

(a) Financial Information. The audited consolidated financial statements set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019 are incorporated herein by reference.

(b) Pro Forma Information. Not applicable.

(c) Summary Information. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “Appendix A: Summary Financial Information”

 ITEM 14. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “Questions and Answers About the Reverse Stock Split and the Special Meeting—Who pays for this proxy solicitation?”

(b) Employees and Corporate Assets. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “Questions and Answers About the Reverse Stock Split and the Special Meeting—Who pays for this proxy solicitation?”

ITEM 15. ADDITIONAL INFORMATION.

(b) Not applicable.

(c) Other Material Information. The information contained in the Proxy Statement, including all appendices thereto, is incorporated herein by reference.

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ITEM 16. EXHIBITS.

(a) Notice of Special Meeting of Stockholders and Definitive Proxy Statement of the Company, including all appendices thereto (incorporated herein by reference to the Company’s Schedule 14A filed with the SEC on May 26, 2020).

(b) None.

(c) None.

(d) None.

(f) Not applicable.

(g) None.

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SIGNATURE

After due inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PROTEO, INC.

By:	/s/ Oliver Wiedow
Name:	Oliver Wiedow
Title:	President, Chief Executive Officer and Chief Financial Officer

Dated: May 26, 2020

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